THE LAW OFFICE OF
RONALD N. VANCE, P.C.
Attorney at Law

November 11, 2010

H. Roger Schwall, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:	Desert Hawk Gold Corp.
Registration Statement on Form S-1
Filed September 30, 2010
File No. 333-169701

Dear Mr. Schwall:

In connection with your comment letter dated October 27, 2010, to the registration statement on Form S-1 (the “Registration Statement”) of Desert Hawk Gold Corp. (the “Company”), I have been authorized to provide you with the following responses to the comments contained in your letter:

General

1.
Where comments on a section also related to disclosure in another section, please make parallel changes to all affected disclosure.  This will eliminate the need for us to repeat similar comments.  Also, your response letter should include page number references keying each response to the page of the filing where the responsive disclosure can be found.  This will expedite our review of the filing.

RESPONSE:  The Company has attempted to make consistent changes throughout the document.  Page numbers corresponding to the edgar filing have been included in the responses where appropriate for easier review.

2.	Where a comment includes more than one question or point, ensure that your numbered response fully responds to each such item.

RESPONSE:  As set forth below the Company has answered separately the bullet points under each comment and each question within a comment.

3.	Provide current and updated disclosure with each amendment. For example, we note the following assertions:

•	“We anticipate processing mineralized material from the Yellow Hammer claims commencing in fourth quarter 2010” (page 24);

H. Roger Schwall, Assistant Director
November 11, 2010

RESPONSE:  The Company commenced processing mineralized material at the pilot mill in October 2010.  In the first paragraph on page 25 the Company has removed the language stating that it anticipates processing and replaced it with language that it commenced processing in October.  It has made similar consistent changes throughout the document.

•	“…we are in the process of securing from the appropriate governmental agencies” additional permits (page 24);

RESPONSE:  No change has been made to this sentence since the Company has no updates to the permitting process to include in this amended filing, except for updated information on the posting of the Plan of Operation for the Kiewit project which is disclosed under the Permits subheading in the first paragraph on page 34.

•	“We will test the facility during September 2010” (page 32);

RESPONSE:  We have updated this information in this reference and throughout the documents to state that the testing was completed in September 2010 and that the Company commenced processing activities at the facility in October 2010.

•	“In June 2010, we submitted a Ground Water Discharge Permit Application” (page 33); and

RESPONSE:  The Company has no update to this permit application.  The reference to the “Division of Environmental Quality” has been corrected in the next to last paragraph on page 33 to the Division of Water Quality within the Utah Department of Environmental Quality.

•	A separate permit process “is in its final review stage” (page 34).

RESPONSE:  Information has been included in the first paragraph on page 34 to update this process to state that the permit was posted for public comment on November 2, 2010.

4.	Similarly, ensure that your disclosure is clear, accurate, and internally consistent. In your letter of response, identify where you have addressed each of the following:

•	You list a different number of shares (7,369,039) on the cover page and in fee table (7,369,038);

RESPONSE:  The number of shares listed on the cover page of the preliminary prospectus and in the table of the Prospectus Summary was a typographical error and has been corrected in this amended filing.  No changes have been made to the fee table.

H. Roger Schwall, Assistant Director
November 11, 2010

•	Statement on page 16 that your loans “have been subordinated to their debt to DMRJ Group”;

RESPONSE:  The use of the word “their” should have been “the” and this typographical error has been corrected in the second paragraph on page 16 of the amended filing.

•
Clarify precisely when you anticipate that the pilot plant will begin to generate revenues and when it will generate sufficient revenues to “provide the additional cash flow requirements” referenced at page 18;

RESPONSE:  Management believes the pilot plant will generate sufficient cash flow to meet the requirements for completing the Cactus Mill project in first quarter of 2011.  Language has been added in the last paragraph on page 18 stating this.

•
Explain how and when you expect to complete the heap leach facility, as well as when it will generate sufficient revenues to “provide the additional cash flow requirements” referenced at page 19 (we notice that DMRJ Group funds will be insufficient for this purpose);

RESPONSE:  The Company anticipates commencing the construction of the Kiewit heap leach facility only upon receipt of the necessary permits, which is anticipated during this calendar quarter.  Construction of the facility is estimated to take six months.  Additional funding for construction and initial operation of the facility is expected to be generated from the Cactus Mill pilot plant.  Language has been added on page 19 under the Kiewit Project subheading which discloses these plans.

•	Explain why you issued 2,713,636 shares to acquire Blue Fin, which you state at page 20 includes no “material” properties;

RESPONSE:  The shares were issued to acquire the mining properties which management believed held potential future value for the Company.  The Company considers these properties not to be material at this time because it is unable to generate funding for exploration work necessary to verify the materiality of the properties.  The Company’s sole focus at the present is on the Gold Hill properties and if sufficient revenue is generated from the activities on these properties, the Company intends to explore these additional properties and, if warranted, commence operations on them.  Language has been added in the last paragraph on page 20 which discloses the approval of the acquisition by the board’s disinterested directors and the plans for the Arizona properties.

•	Reference at page 23 to “an aggregated of $1,500,00, plus…”;

H. Roger Schwall, Assistant Director
November 11, 2010

RESPONSE:  This typographical error.  The amount has changed in this filing because of another loan advance by DMRJ Group and the new amount has been inserted in the first paragraph under the heading DMRJ Group Investment Agreement on page 23.

•	Explain the assertion that the projections are “within reason” (page 25);

RESPONSE:  Based upon the data from the initial operation of the Cactus Mill pilot plant, management has confirmed that the original projections of recovery were accurate and the language has been revised in the first paragraph on page 25 to remove the reference to “within reason” and replace it with language which references a confirmation of prior projections.

•	You rent your principal executive offices from Mr. Jorgensen (page 35) but you receive such offices from Mr. Moe at no cost (page 39);

RESPONSE:  Mr. Moe previously provided office space for the Company and the payment to him for this space has been included in the seventh paragraph on page 39.  The reference to him currently providing office space was in error and has been removed.

•	Clarify or harmonize the second, third, and fourth sentences in footnote 1 at page 13; and

RESPONSE:  The language in the footnote to the table on page 13 has been revised to harmonize with the amount set forth in the table.  The reference to the limitation on the number of shares issuable under the plan pursuant to the DMRJ Group agreement has been moved to the second full paragraph following the table which discusses the plan in general.

•	References to December 2010 in footnotes 7, 10, and 14 on page 45 appear incorrect.

RESPONSE:  These references have been corrected in each of these footnotes to state “December 2009” rather than “December 2010.”

Preliminary Prospectus, page ii

5.	Please revise to eliminate the suggestion that your disclosure “is accurate only as of the date of this prospectus, regardless of the time delivery of this prospectus or of any sale of common stock.”

RESPONSE:  This language has been removed from page ii of the preliminary prospectus.

H. Roger Schwall, Assistant Director
November 11, 2010

Forward-Looking Statements, page 11

6.	Please revise to eliminate y our suggestion that the word “will” signifies a forward-looking statement, rather than required prospective disclosure.

RESPONSE:  The word “will” has been removed from the Forward-Looking Statements section on page 11.

Business and Properties, page 20

Employees, page 36

7.
We note your disclosure that Mr. Havenstrite, your President, has been the co-owner and president of Overhead Door Company of Sierra/Nevada, Inc. since 1999.  Please clarify how he will be dividing his time between your business and Overhead Door Company, specifying the number of hours per week he devotes to your business.

RESPONSE:  Language has been added in the sixth paragraph on page 39 clarifying that Mr. Havenstrite currently devotes only 10% of his time, or approximately four hours per week, to his overhead door business and 90% of his time, or approximately 36 hours per week, to the business of our Company.

8.
We note your disclosure that Mr. Jorgensen, your CEO, is employed on a part-time basis.  Please clarify whether he has any other business commitments and specify the number of hours per week he devotes to your business.

RESPONSE:  Mr. Jorgensen devotes approximately 75% of his time or approximately 30 hours per week to the Company’s business.  Language has been added to this section in the paragraph following the Summary Compensation Table on page 41 to state such.  He has no other business commitments.

Selling Shareholders, page 44

9.
With respect to the selling stockholders that are not natural persons, including any trusts, please identify the natural persons with voting or investment control.  For guidance, refer to Question 140.02 of Regulation S-K Compliance and Disclosure Interpretations, available on our website at: http:/www.sec.gov/divisions/corpfin/cfguidance.shtml.

RESPONSE:  Under the name column of the selling stock holder table beginning on page 45, each entity has been footnoted to disclose the natural person with voting or investment control.  Footnotes 5 and 15 to this table have also been amended to designate the natural person with voting or investment control of shares held by the entities described in these footnotes.

H. Roger Schwall, Assistant Director
November 11, 2010

10.	We note your disclosure that none of the selling stockholders is a broker-dealer. Please tell us whether any are affiliates of broker-dealers.

RESPONSE:  Except for Phillip V. Renz, the party designated in the first paragraph of this section on page 45, no other selling stockholder is an affiliate of a broker-dealer and language has been added to this paragraph to clarify this point.

Audited Consolidated Financial Statements for the Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm, page 2

11.	Please obtain and file an audit report that includes an opinion on all periods presented, including the period from May 1, 2009 (inception of exploration stage) to December 31, 2009.

RESPONSE:  A revised audit report has been obtained and included with this amended filing.

Note 2 – Summary of Significant Accounting Policies

Accounting for Stock Options and Warrants Granted to Employees and Nonemployees, page 8

12.
Rather than merely citing accounting literature, please expand your disclosure to elaborate upon your policy and how you apply the guidance you have cited.  Given the issuances from your Stock Issuance Plan, please expand your disclosure to address how you determine the value of the shares issued.  Please also clarify that the policy is not merely limited to options and warrants, as the title implies.

RESPONSE:  The language in Note 10 has been expanded to describe the Company’s policy and how it is applied.

This note has also been expanded to address the valuation of shares issued.

The heading to this note has been amended to include the term “stock awards” which management believes clarifies that the policy is not merely limited to options and warrants.

H. Roger Schwall, Assistant Director
November 11, 2010

Note 9 – Commitments, page 14

13.
We note you have provided Clifton Mining the option to put 60,824 shares back to you for $48,000 for a period of 180 days after an initial two-year holding period.  We also note from your statements of changes to stockholders’ equity that you have classified share issuance entirely within equity.  Please tell us your basis for equity classification and why the put option has not been recognized as a liability pursuant to the guidance of the FASB ASC 480-10-25-8.

RESPONSE:  The Company concurs with the staff and has restated the audited and interim financial statements accordingly.  Footnote 10 of the audited financial statements has been augmented to disclose the change and a table has been added in this footnote which tracks the changes in the balance sheet at December 31, 2009.  Likewise, footnote 11 has been added to the interim financial statements and a table added tracking the changes in the balance sheet at June 30, 2010.

Exhibits

14.	File the office rental and use contracts with Messrs. Moe and Jorgensen and the lease contract with Mr. Havenstrite as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE:  The rental agreements have been added as Exhibits 10.18 and 10.19 with this amended filing.

Exhibit 5.1

15.	Please reconcile the number of shares currently outstanding to be sold by selling shareholders, as disclosed on your prospectus cover page, with the number stated in counsel’s legal opinion.

RESPONSE:  The number of shares currently outstanding to be sold by selling stockholders on the prospectus cover page has been corrected and corresponds with the amount set forth in the legal opinion.  Therefore, no changes are required or have been made to the legal opinion.

Exhibit 10.6

16.	Please re-file the Investment Agreement together with the schedules which are part of it.

•
RESPONSE:  The Investment Agreement, with all schedules, is being filed as Exhibit 10.6 with this amended filing.  In addition, an amendment to the Investment Agreement is being file as Exhibit 10.20.  The purpose of this amendment is to remove certain requirements associated with the copper concentrate processed at the Cactus Mill pilot plant as discussed more fully in second paragraph on page 23 under the heading DMRJ Group Investment Agreement.

H. Roger Schwall, Assistant Director
November 11, 2010

Engineering Comments

Yellowhammer Project, page 18

17.
We note your estimates of the operating costs of the pilot mill and capital/operating cost of your heap leach operation.  Please explain in your filing, how these operating and capital estimates were developed, and the associated accuracy of each estimate.

RESPONSE:  In the first paragraph following the table on page 18 the Company has set forth the basis of the operating and capital estimates and how they were developed, as well as the estimated accuracy of these estimates.

Prior Exploration Activities, page 30

18.
We note your statement in this section that sufficient mineralized material was delineated in your open pit to process in your pilot plant which was configured based on the results of metallurgical test work by McClellan Laboratories.   Please provide the tonnage and grade of your mineralized material, summarize the conclusions of the McClellan test work, and provide specifications for your pilot plant design.

RESPONSE:  Language has been added in the second and third paragraphs on page 31 disclosing the tonnage and grade of the mineralized material on the property as well as a summary of the McClellan test work.

On page 32 under the heading Cactus Mill Pilot Plant Rebuild, the Company has added language which sets forth the specifications of the pilot mill.

Cactus Mill Pilot Plant Rebuild, page 31

RESPONSE:

19.
Please generally describe your pilot plant and processing plan, describing the major equipment, operational schedule, and pertinent production parameters.  Please define your tailings capacity and based on that capacity, provide an estimate of the duration of operations.  In addition, please disclose the companies, who will purchase your copper and tungsten concentrates, which were produced by either gravity or flotation methods.  Please provide the relative distances to the smelters/refineries, the mode of transport, and provide the terms of the smelting/refining contracts.

H. Roger Schwall, Assistant Director
November 11, 2010

RESPONSE:  The Company has substantially expanded its discussion of the pilot plant beginning on page 32 in response to this comment.

It has also described the tailings capacity which is not currently limited by the existing permit.

The Company has retained a concentrate broker who is currently negotiating with potential purchasers of the copper and tungsten concentrate, but has not entered into any off-take agreements.  The most likely location of a smelter is Salt Lake City, Utah.  The distance and the anticipated mode of transportation is also disclosed.

The company has also updated the following information in the amended Registration Statement:

•
Reference to the amendment to the Investment Agreement with DMRJ Group has been added in the fourth paragraph under the heading Desert Hawk Group Corp. in the Prospectus Summary section on page 1.  References throughout the document to the requirement to produce 400,000 pounds of copper concentrate have either been eliminated or modified to reflect this amendment.  A description of the amendment is included in the second paragraph on page 23 under the heading DMRJ Group Investment Agreement.

•	Since the last filing, the Company has received another loan advance of $500,000. This additional loan advance has been included in the disclosure throughout the document.

•
The references to the cash position of the Company in the Prospectus Summary, the outstanding convertible instruments and shareholders in the Market for our Common Stock section, and the management and beneficial stock ownership tables have all been updated to November 8, 2010.

•
References throughout the document to the testing of the pilot plant in the future tense have been adjusted to reflect the completion of the testing phase and the commencement of the processing of mineralized material in October 2010.

•	Metal prices disclosed in the risk factor in the first paragraph on page 5 have been updated to include the third quarter of 2010.

H. Roger Schwall, Assistant Director
November 11, 2010

•
Language has been added beginning with the fifth paragraph on page 23 under the heading DMRJ Group Investment Agreement which summarizes both the affirmative and negative covenants made by the Company in the agreement, as well as the events which would cause default of the agreement.

•	Mr. Knecht, one of the Company’s directors has clarified his past employment history in the management table on page 37.

•
Information as to compensation paid to Mr. Havenstrite and his associated company, as well as more detailed terms of his employment agreement, under the heading Certain Relationships and Related Transactions in the second paragraph on page 39 has been updated.

•	The exhibits table under Item 16 of Part II of the amended Registration Statement has been updated.

•	Note 5 of the interim financial statements has been corrected to reference the correct number of feet of drilling completed by the Company as 6,000 rather than 7,500.

Management understands that the current interim financial statements will likely go stale before either the comment period is completed or the registration statement is declared effective.  The Company intends to provide the interim financial statements for the nine months ended September 30, 2010 and 2009 with the next amendment.

Please feel free to contact me if further information is required.  In addition, if the staff reviewers would prefer paper copies of this filing showing each change made from the original filing, please contact my office and we will overnight such marked copies.

Sincerely,

/s/ Ronald N. Vance

cc:	Robert E. Jorgensen, CEO
Rick Havenstrite, President